UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. __)

KAL Energy, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

48238A100

(CUSIP Number)

William Frederick Bloking
PO Box 377
Floreat, WA Australia  6014

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 27, 2009

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON William Frederick Bloking
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) (b)		☐ ☐
(3)	SOURCE OF FUNDS (see instructions) PF

(4)	SEC USE ONLY
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)				☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Australia and United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 34,333,333 Shares
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 33,833,333 Shares
	(10)	SHARED DISPOSITIVE POWER 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,333,333 Shares
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES			☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.31%
(14)	TYPE OF REPORTING PERSON IN

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the Common Stock, par value $0.0001, of KAL Energy, Inc. (the “Company”).  The address of the principal executive office of the Company is World Trade Center 14th Floor Jl. Jenderal Sudirman Kav. 29-31, Jakarta, Indonesia.

Item 2.	Identity and Background

(a) NAME: This statement is being filed by William Frederick Bloking by virtue of his purchase of certain shares of the Common Stock of the Company and resulting beneficial ownership of greater than 5% of the outstanding shares of Common Stock of the Company.

(b) BUSINESS ADDRESS:  The principal business address of Mr. Bloking is PO Box 377 Floreat, WA Australia  6014.

(c)  PRINCIPAL OCCUPATION AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS OF ANY CORPORATION OR ORGANIZATION: Mr. Bloking is the Executive Chairman and President and a Director of the Company.   The Company’s principal business address is World Trade Center 14th Floor Jl. Jenderal Sudirman Kav. 29-31, Jakarta, Indonesia.

(d) & (e)  CRIMINAL PROCEEDINGS / SECURITIES LAWS:  During the last five years, Mr. Bloking has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  CITIZENSHIP: Mr. Bloking is a citizen of Australia and the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Mr. Bloking is the beneficial owner of 34,333,333 shares of the Company’s Common Stock.  Mr. Bloking acquired these shares as follows:

(a)	Mr. Bloking purchased an aggregate of 33,000,000 shares of the Company’s Common Stock for total consideration of $356,000. Such funds were provided from Mr. Bloking's personal funds; and

(b)	Mr. Bloking received restricted stock grants totaling 1,333,333 shares of the Company’s Common Stock for compensatory purposes.

Item 4.	Purpose of Transaction

Mr. Bloking received his interests in the Company either (i) for compensatory purposes (1,333,333 shares of Common Stock) or (ii) by purchasing shares to provide financing for the Company (33,000,000 shares of Common Stock) and is holding the Common Stock for investment purposes only. As of the date hereof, Mr. Bloking does not currently have any plan or proposal that relates to or would result in:

(a) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(b) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(c) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(d) Any material change in the present capitalization or dividend policy of the Issuer;

(e) Any other material change in the Issuer's business or corporate structure;

(f) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(g) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(h) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(i) Any action similar to any of those enumerated above.

Notwithstanding the foregoing, Mr. Bloking reserves the right to effect any such actions as he may deem necessary or appropriate in the future.

Item 5.	Interest in Securities of the Company

(a) AMOUNT BENEFICIALLY OWNED:  As of the date hereof, Mr. Bloking beneficially owns 34,333,333 shares of the Common Stock of the Company. Mr. Bloking beneficially owns 18.31% of the Common Stock outstanding of the Company.

(b)  NUMBER OF SHARES AS TO WHICH MR. BLOKING HAS:

(i) Sole power to vote or direct the vote: 34,333,333

(ii) Shared power to vote or direct the vote: 0

(iii) Sole power to dispose or direct the disposition of:   33,833,333

(iv) Shared power to dispose or direct the disposition of: 0

(c) TRANSACTIONS DURING THE PAST SIXTY (60) DAYS:

Person Who Effected the Transaction	Transaction Date	Number of Shares Purchased	Price pe Share
William Frederick Bloking	2/2/2009	6,000,000	$0.01
William Frederick Bloking	2/24/2009	4,000,000	$0.01
William Frederick Bloking	2/27/2009	10,000,000	$0.01
William Frederick Bloking	2/27/2009	13,000,000	$0.012

(d) RIGHT TO RECEIVE OR POWER TO DIRECT: To the knowledge of Mr. Bloking, no person other than Mr. Bloking has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by Mr. Bloking.

(e) DATE REPORTING PERSON CEASED TO BE 5% OWNER: Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Company

None.

Item 7.	Material to be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 17, 2009

/s/ William Frederick Bloking
William Frederick Bloking